# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortress Credit Realty Income Trust, CIK 0002026738
CUSIP: 000000000
Title of class of securities: Class B Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001536080

## Reporting persons
- BTG Pactual NY Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,993,024; sole dispositive power 0; shared dispositive power 4,993,024; aggregate amount beneficially owned 4,993,024 (53.1% of the class)
- Banco BTG Pactual S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,993,024; sole dispositive power 0; shared dispositive power 4,993,024; aggregate amount beneficially owned 4,993,024 (53.1% of the class)
- BTG Pactual Holding S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,993,024; sole dispositive power 0; shared dispositive power 4,993,024; aggregate amount beneficially owned 4,993,024 (53.1% of the class)
- BTG Pactual G7 Holding S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,993,024; sole dispositive power 0; shared dispositive power 4,993,024; aggregate amount beneficially owned 4,993,024 (53.1% of the class)

## Item 1. Issuer
Name of issuer: Fortress Credit Realty Income Trust
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York 10105

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to Class B Common shares of Beneficial Interest, par value $0.01 per share (the "Shares") of Fortress Credit Realty Income Trust (the "Issuer") are:

BTG Pactual NY Corp., a New York corporation ("BTG New York")
Banco BTG Pactual S.A., a Brazilian corporation ("BTG Pactual")
BTG Pactual Holding S.A., a Brazilian corporation ("BTG Pactual Holding")
BTG Pactual G7 Holding S.A., a Brazilian corporation ("BTG G7")
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

BTG New York - 601 Lexington Avenue #57, New York, NY 10022
BTG Pactual - Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil
BTG Pactual Holding -- Av. Brigadeiro Faria Lima, 3477, 14th Floor, part, Itaim Bibi, City and State of Sao Paulo, 04538-133, Brazil
BTG G7 - Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil
Citizenship: See Item 4 of each of the cover pages to this Schedule 13G

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: BTG New York directly holds 4,993,024 Shares. BTG New York is wholly owned by BTG Pactual UK Holdco Limited, which is a subsidiary of BTG Pactual Holding Internacional S.A., which is wholly owned by BTG Pactual. BTG Pactual Holding directly controls BTG Pactual. BTG G7 directly controls BTG Pactual Holding. The ownership percentages are based on approximately 9,401,000 shares outstanding as of December 31, 2024, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2025.
Percent of class: 53.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,993,024
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,993,024

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BTG Pactual NY Corporation: /s/Nandikesh Dixit, Nandikesh Dixit, attorney-in-fact (02/13/2025)
- Banco BTG Pactual S.A.: /s/ Fabio Scal and Amanda Senna Ferreira, Fabio Scal and Amanda Senna Ferreira, Authorized signatories (02/13/2025)
- BTG Pactual Holding S.A.: /s/ Fabio Scal, Fabio Scal, Authorized signatory (02/13/2025)
- BTG Pactual G7 Holding S.A.: /s/ Bruno Duque Horta Nogueira and Roberto Balls Sallouti, Bruno Duque Horta Nogueira and Roberto Balls Sallouti, Directors (02/13/2025)